

Anthony "Tony" Stewart, MPA, ABNLP · 3rd

Chief Fun Officer | Proven Executive Leader | Non-Profit CEO | Veteran's Advocate

Chula Vista, California, United States · 500+ connections ·

Contact info

Aretanium Executive Inc.

 **National University**

Featured



The 7 Secrets of Neuron Leadership: What Top Military Commanders, Neuroscientists, and the Ancient Greeks
wiley.com

Stewart' story and leadership style featured in Chapter 8 "The Passionate Leader". Book written by New York Time Selling Author William Craig Reed, it provides leadership techniques backed by the world's most effective teams T

Activity

2,364 followers

 **https://lnkd.in/gRSCaTm Tomorrow is #GivingTuesday! Support @Us4Warrio...**
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 **Thank you Local Umbrella Med featuring our Us4Warriors...**
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Jim, May the Ash Family have a bountiful
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This is pretty cool! We will defi
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Experience

Principal Partner
Aretanium Executive Group, Inc.
Oct 2018 – Present · 2 yrs 3 mos
Chula Vista, CA

The Aretanium Executive Group is dedicated to helping create and enhance healthy lifestyles and leadership. Based on the secrets, principles, and groundbreaking information found in the award-winning book, THE 7 SECRETS OF NEURON LEADERSHIP, all of our nutritional products undergo rigorous quality control and testing and include only the finest ingredients to give you the "leader's edge" on the field, at home, or in the office.

Director Of Administration
Naval Special Warfare Basic Training Command · Full-time
Apr 2008 – Present · 12 yrs 9 mos
Coronado, CA

Lead executive for staff of U.S. Navy SEAL leadership team with oversight of BUD/S, SEAL and SWCC Training pipelines. Served as principal adviser of business operations for support services, personnel and pay, technical publications and reports, document controls, casualty assistance, personnel security, knowledge management and regulatory compliance. **...see mor**

Chief Executive Officer
Us for Warriors Foundation
Nov 2013 – Present · 7 yrs 2 mos
Greater San Diego Area

[Non-compensated Volunteer] San Diego County Veteran Non-Profit of the Year for 2016. A California Public Benefit Corporation (501(c)(3) certified tax exempt non-profit) whose primary objectives and purposes are to promote the social welfare of the veterans community; sponsor or participate in activities of a patriotic nature; conduct public programs and events **...see mor**

Board Member
Chula Vista Veterans Home Support Foundation
Dec 2012 – Present · 8 yrs 1 mo
Chula Vista, California, United States

[Non-compensated Volunteer] Member of the Board of Directors responsible for the health and welfare of the California Chula Vista Veterans Home. A 501 (c) 3 non profit organization the

raises funds to supply medical equipment, welfare equipment and capabilities not budgeted fo



Veterans Advisory Council Member - Representing County Seat 1

County of San Diego

Jan 2017 – Dec 2020 · 4 yrs

Greater San Diego Area

[Non-compensated Volunteer] Appointed by San Diego County Board of Supervisors to represent County Seat 1 providing area in support of Veterans related endeavors for San Diego County's District 1.

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Education



National University

Master of Public Administration - MPA, Specialization in Organizational Leadership, 3.89

2018 – 2020

Activities and Societies: Graduated with Distinction.



University of Maryland University College

Graduate Level Management (Human Resources) & Business Administration

2007 – 2017

Previous was in pursuit of a Dual Major (Masters of Science in Management (Human Resources) | Masters of Business Administration. Secured a significant amount of coursework prior to redirecting academic major at a more local institution.
- Received Certification in Foundation of Human Resources Management.

Excelsior College

BS, Business Administration, Management Studies , & Communications

2004 – 2005

The degree is a culmination of 220 credits (transfer/resident) accumulated to which were narrowed down to a degree recognizing 3 fields of study from 4 areas in which requirements were fulfilled (Business Administration, Management Studies, Communications).

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Licenses & certifications

Business Collaboration in the Modern Workplace

LinkedIn

Issued Nov 2020 · No Expiration Date

Digital Transformation

LinkedIn

Issued Nov 2020 · No Expiration Date

Introducing Robotic Process Automation

LinkedIn

Issued Nov 2020 · No Expiration Date

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